Filed by Old National Bancorp
                               Pursuant to Rule 425 under
                                 the Securities Act of 1933
                               Subject Company: Old National
                                 Bancorp - Permanent Bancorp, Inc.
                               Commission File No. 0-10888



              (OLD NATIONAL LOGO)



            P.O. Box 718  Evansville, IN   47705
                     NASDAQ Symbol: OLDB

NEWS RELEASE

SUBJECT:   Old National Bancorp's acquisition of Permanent
           Bancorp approved by Permanent's shareholders.
           Divestiture plan agreement reached with
           Department of Justice.

DATE:      June 21, 2000

For Further Information Call:      John Poelker - (812) 464-1266
                                   Executive Vice President - Chief
                                   Financial Officer

(Evansville, Indiana) Old National Bancorp (NASDAQ: OLDB) announced today that the shareholders of Permanent Bancorp
(NASDAQ: PERM) overwhelmingly approved the acquisition of Permanent by Old National. The transaction, announced in December, 1999, calls for Old National to issue shares with a value of $92 million for the stock of Permanent.

As part of the regulatory approval process for the transaction, the companies announced that an agreement has been reached with the Department of Justice under which two Permanent branches in Evansville will be sold to another banking company. The branches, with total deposits of approximately $41 million, will be offered for sale to financial institutions with current operations in the Evansville market. The companies have agreed to enter into a sale contract for the branches prior to closing the acquisition of Permanent by Old National.

Old National Chairman and Chief Executive Officer Jim
Risinger observed that "while we are disappointed that the branch divestiture is being required by the Department of Justice, we look forward to joining forces with Permanent with great excitement. The opportunity to offer our unique and long-standing brand of customer-focused services to an expanded customer base here in the Evansville area is something we have been anticipating since this transaction was announced late last year."

Old National indicated that it has already begun the process of preparing for the solicitation of bids for the branches and expects to be able to close the transaction with Permanent within 30 - 45 days.

According to Old National Executive Vice President and Chief Financial Officer John Poelker "the divestiture of the branches will not have a significant impact on the economics of the transaction given the relatively small size of the deposits and loans



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involved.  Additionally, given the vibrancy and
attractiveness of the Evansville market, we fully expect the branches to command a significant premium."

Old National Bancorp is an $8 billion financial services company headquartered in Evansville, Indiana, serving customers in Indiana, Illinois, Kentucky, Tennessee and
Ohio. Old National provides traditional commercial and consumer banking services as well as trust and asset management, a full range of insurance products for both commercial and individual customers, and brokerage and investment products.

The company's products and services are delivered through a network of 149 banking offices, 249 ATM's, 15 trust and asset management offices, 7 insurance agency locations and 20 brokerage offices.

On-line services are also available through the company's
Internet website at www.oldnational.com.




                        Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to the Company's beliefs, expectations, estimates and intentions and may include expressions such as "expects," "intends," "believes," and "should," which are necessarily statements of belief as to the expected outcomes of future events. Actual results could materially differ from those presented. Internal and external factors that might cause such a difference include, but are not limited to, the possibility that anticipated cost savings from the merger and other initiatives may not be fully realized within the expected timeframes, the actual premium received on the deposits of the branches to be divested, and the total amount of the deposits of the branches to be divested at the time of the sale of the branches. Actual results could materially differ from those contained in, or implied by such statements. Old National undertakes no obligation to release revisions to these forward-looking statements or reflect events or conditions after the date of this release.

Investors are urged to read the important information regarding the transaction which has been disclosed in a registration statement filed by Old National with the SEC. Investors can view the registration statement, WHICH INCLUDES THE IDENTITY
OF THE PARTICIPANTS AS WELL AS THEIR INTEREST IN THE TRANSACTION, and other documents filed by Old National and Permanent Bancorp at the SEC's web site located at http://www.sec.gov. Investors can obtain any of the documents incorporated by reference in the registration statements free from Old National or Permanent Bancorp as the case may be.


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